City of Buenos Aires, May 2nd, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Participation of the Company in the FLNG Project.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) in connection with the Relevant Event published by the Company on November 29, 2024, in order to inform that all conditions precedent have been met in order to move forward with the FLNG Project.

Among such conditions were, among others: (i) the final investment decision regarding the vessel “Hilli Episeyo” (“Hilli”), (ii) the submission of the request for adhesion to the Incentive Regime for Large Investments (RIGI) by the Ministry of Economy of the Nation; and (iii) obtaining the certificate of Authorization of Free Export of Liquefied Natural Gas for a term of 30 years granted by the Secretariat of Energy of the Nation.

In addition to the vessel Hilli, a second vessel “MKII” was incorporated to the project. Both will have a processing and export capacity of approximately 6 million tons per year of LNG, equivalent to 27 million cubic meters per day of natural gas, which will position Argentina in the world market of liquefied natural gas (LNG) and represents an investment of close to USD 7,000 million throughout the 20 years of operation in the entire value chain.

Production of the Hilli is expected to start in late 2027 or early 2028 and MKII operations are expected to start in late 2028.

The consortium is formed by Pampa (20%), Pan American Energy S.L. (“PAE”) (30%), YPF S.A., through its subsidiary Sur Inversiones Energéticas S.A.U. (“SUR”) (25%), Wintershall DEA Argentina S.A. (“Wintershall”) (15%) and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”) (10%), being all of them shareholders of Southern Energy S.A. (“SESA”).

In order to supply natural gas to the vessels, SESA entered into natural gas supply agreements with Pampa, PAE, SUR and Wintershall (the “GSAs”) for a term of 20 years. In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated pipeline between the province of Neuquén to San Matías Gulf in the province of Río Negro.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations